EXHIBIT 23.1
Consent of Independent Registered Public Accounting firm
The Board of Directors of
TNP Strategic Retail Trust, Inc.:
     We consent to the incorporation by reference in the post-effective amendment No. 2 to the registration statement (No. 333-154975) on Form S-11 of TNP Strategic Retail Trust, Inc. of our report dated March 31, 2010, with respect to the consolidated balance sheets of TNP Strategic Retail Trust, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, equity, and cash flows for the year ended December 31, 2009 and for the period from September 18, 2008 (date of inception) through December 31, 2008, and the financial statement schedule III as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of TNP Strategic Retail Trust, Inc. and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Irvine, California
April 12, 2010